Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.
(Commission File No.: 001-05975)

The following is an excerpted transcript of a video that was distributed to Aetna employees through an internal website:

Aetna

National Accounts

TAPE # Aetna_NationalAccts

Carl King

Welcome to the third quarter, 2015 National Accounts All-Employee Meeting. I really want to start with a question, how many of you here in Hartford were in this room yesterday with Mark and Bruce Broussard, the CEO of Humana spoke, raise your hand. Just about everybody in the room. I’ve been with Aetna for twenty years. I’ve never seen this place so full. It was standing room only. And for those of you people out in TV land, you could feel the excitement, you could feel the pride, and here I am the next day standing up in front of you, one of the most storied business units within Aetna, one that contributes substantially to all the things that Mark and the board and Karen want to do, and I feel honored. I sense a historical purpose behind what we’re doing. We are living in historic times. We’re moving out of the managed care era into the accountable care era. We work for an historic company, we’ve been here over sixty year—a hundred and sixty years. And if you think about all the options that our executive leadership team had to figure out during the Humana merger, given all the press and all the different things that could have happened, it’s amazing how well they navigated through it. And then it occurred to me we’ve been doing that for a hundred and sixty years. And I’m just really delighted to be here. And although there’s a lot of uncertainty, I recall Ron Williams saying “the best way to deal with uncertainty is to create your own future.” We are now in a position, it’s a hundred-billion dollar plus company after the merger, in order to create our own destiny. We have preserved a great brand, we have preserved a tradition that’s represented in this building, and a great tradition in National Accounts. So I, - for one, am thankful for those people that came before us, because we stand on the shoulders of those people that came before us. And when we’re gone, the next generation will stand on our shoulders. And that’s an awesome responsibility, and I’m blessed to be here and hope you feel the same way too. A quick overview of what we’re going to talk about today: I’ll give a brief update, Darren Schulman is going to join me, our head of business development, and we’ll have some Q&A sessions at the end. So, let’s talk about our strategy. As I mentioned, we’re on the cusp of a sea change from the managed care era to the accountable care era. The cusp means we have one foot in the old world and one foot in the new world. And I’m predicting that things are going to feel a little different and uncertain and unsure for ‘16, ‘17, but I think our strategy will crystalize in ‘18. There are three primary elements that we’re seeing in the market, and these are irrefutable. They’re undisputed. And our strategy leans right into them. The first one is choice. People want more choice in their benefit plans, they want broad networks, they want narrow networks, they want CDHP plans, they want other plans, they want voluntary products, they want dental products and they want to shop on their own, armed with the right information and make choices. Another major theme in the market is value, and by value I mean the cost and quality of medical care. I would argue that insurance isn’t broken, it’s the health system that’s broken So, choice, value, and consumerism. And consumerism means that we want a shopping experience, we want to make our own trade-offs and our own decisions. So, those are at the heart of our strategy, and I’ll link those to some of our initiatives in a little while. Not every customer will embrace our strategy immediately. In fact, I think we have the winning strategy for 2018, and what keeps me up at night is what can we do in 2016 and ‘17 to lay the seeds of success for 2018, and I’ll talk about those a little bit. The Humana acquisition dramatically accelerates our accomplishment of our strategic objectives. And it does it in two or three different ways. They have innovative pay for performance arrangements with strong quality components, and that will help us reinvent and align the way that providers deliver care. They also have very strong care management capabilities, and this is essential, and particularly in a retail type environment, in order to engage people and actually change their health trajectory. So, they’ll help us with the quantity of care.

And also their engagement works well in an environment where we have to win over each and every member, not just the groups, but the members. So, they bring a lot to the table that will benefit every National Account plan sponsor, particularly by making us more effective in each local market. They do not, however, bring a lot of national account membership. I don’t have the exact numbers, I would guess they’re probably about one-tenth of our size, so I don’t see any tremendous integration issues within national accounts, and that’s why I’m focused mainly on the medical cost and consumer engagement issues.

Karen Rohan

Thank you, Darren. Hello everybody. How is everyone doing? Exciting times at Aetna. You don’t get to do a thirty-seven billion dollar transaction every day, do you? And be part of a transformation in health care. So, this is a very exciting time, and as you can imagine, will be very exciting and challenging over the course of the next year or so. But, it’s important for us to continue to focus on our business, and equally important to focus on our National Account customers. I’ve actually had the opportunity to spend time this last week. I called our top fifteen National Account customers to remind, you know, to talk about the transaction, but equally important to tell them we remain committed to our National Account customers and that, I assured them that they would see no deterioration in our service, and then they can count on Aetna to continue to be their partners. They’re very appreciative, I actually just got off the phone with Justine Peddle from UPS, she’s really excited about the transaction, but more importantly she’s really excited about some of the things that she’s heard from the National Account team recently on kind of how Aetna is transforming and how we’re thinking about consumer orientation and how we’re thinking about the changing landscape and the provider world. So, lots going on. I know Carl asked me to spend a few minutes with you this morning, this afternoon, I guess. Well we’ll actually have some California people on, right?

Karen Rohan

So, I’m going to stop because I am sure, as I stand here today, that you have a billion questions to ask me about the transaction, about National Accounts or just generally Aetna overall, and I’d be happy to answer questions any topic, any subject that might be on your mind. So, I’ll look in the room first. Can we get phone, or no? You don’t want to know anything about the Humana acquisition? You want to know anything about—

unknown speaker 2

I’d like to hear your thoughts on the synergies of the two organizations and what you think that does for us financially and from a strategic standpoint.

Karen Rohan

The question is about synergies related to the Humana acquisition. I think we know we disclosed it will have 1.25 billion dollars of synergies between the two organizations. So, most of those synergies, about a billion of those, are in SGNA, at cost, overall administrative cost. How do we get that? We get that through duplicate functions. A lot of corporate functions overlap, so you get that from overlapping functions, you get that from having duplicate organizations, and you manage to those costs over time. Just like in Coventry, we put you know four hundred and fifty million, we got over a billion dollars of synergies. So, our expectation is that we’ll exceed that. We’ll, I can assure you that the goal that we have is to exceed it. But that’s how we’ll get it. We’ll get it from systems, shutting down some systems that don’t make sense, stopping initiatives that both of us do. So, you know, there’s, we both have technologies that support the consumer, we both have technologies that support the provider, just like we did in Coventry where we did best of the best, that worked really well for us and we will employ the best of breed at integration just like we did with Coventry. We have a very strong track record. And when we talk about synergies, when we talk about SGNA, we do it in a very deliberate, focused fashion. We always put the customer first, and it’s important that we don’t hurt the business and that we do it in a very thoughtful way. Now, do we have the answer to how we’re going to achieve that yet? No, we have a year, maybe a year and a half to figure that out. And that’s what we do with integration planning. So, we will be putting together an integration team in very short order. Their goal, just like we did in Coventry, so for a year, they have a year to figure out how we achieve that. So, this is, it’s a very interesting transaction because it is very complimentary. They are—you know they had fifty plus billion dollars in revenue; thirty-five plus billion of that revenue is Medicare Advantage. They’re very strong in Medicare Advantage. And so, it gives us a bigger platform to play with, with Medicare. So, that will give us over four and a half million Medicare Advantage members. In their commercial book, they walked away from national not that long ago and they pulled back. They said to us when we were doing due diligence “we’re not that good at commercial, we think you’re far better.” So, we know that that will give us a bigger platform for our commercial business. So, it is a very complementary set of assets. And then they have very strong data analytics and tools to support their individual Medicare Advantage members, and they constantly use their data analytics, just like, you know Amazon, you know you guys, everybody on Amazon, you know how they kind of send you these things that oh, you might want to buy this, you might want to buy that, they had that sophistication in their data analytics to interact and communicate to their individual members. That’s something we’ve been building, so we think they’ll be advantages there as well. So, it’s an exciting, very exciting, don’t just focus on the synergy, synergies are for us to get efficient, and one of the things that we did this transaction for is to improve the overall cost and affordability of healthcare. And I think by bringing these two companies together, we have another opportunity to do just that. And as I said, people count on us every day for their healthcare, well our job is to make sure that we’re maintaining the affordability and access to healthcare, and this acquisition, I believe, will give us that opportunity to do so in a much bigger way. And besides, we had a vision goal, a vision 2020 goal of a hundred billion dollars, we will achieve a hundred billion dollars when we close the transaction. So, as Mark said yesterday, now we have a two hundred billion dollar goal. So, we’ll have to figure out, you guys will have to help me figure out how to do that. So, that was a long answer to your question, but I wanted to kind of put it in context for you. What questions?

Unknown speaker 8

In terms of ACOs and that kind of spectrum that you laid out, where is Humana at relative to where we’re at in terms of moving along that spectrum?

Karen Rohan

Right in the middle. They are really pushing on the value-based approach that is their overall strategy, and they’re moving headlong into value-based contracting. They’ve made some really good progress on that. They formed this company called Transcend, so they’ve been working on it very diligently, so we are a hundred percent aligned on that concept and moving. And I think, for those of you who heard Bruce Broussard talk yesterday, that they’re exceptionally passionate about that, because they view, as we view, that the only way to improve the affordability of healthcare is having a better and different relationship with the provider community. Other questions? Other questions on the phone? Alright, well I will give you four minutes back Mr. King, thank you very much for letting me join you today [applause].

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.